INVEST IN NYCE

Own real estate for $100 (“Robinhood of real estate.” - Yahoo Finance)

PITCH VIDEO   INVESTOR PANEL


How FC Barcelona's Braithwaite and business partner are aiming to help the BIPOC community through real estate
@braithwaiteofficial
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NYCE.
“The Robinhood of Real Estate.”
— Yahoo Finance
App Store
JOIN OUR TRIBE
Build your real estate portfolio for $100.
WEALTH GAP
yahoo! finance
NYCE LAUNCHES 'ROBINHOOD OF REAL ESTATE' ON APP STORE
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nyce.co   New York NY

Retail | Minority Founder | Brick & Mortar | Real Estate

LEAD INVESTOR



Sheryl Chapman

One thing I am sure of, real estate has exceptional growth potential. I am attracted to the NYCE mission. Founders Philip Michael and Martin Braithwaite are goal-focused and have a comprehensive vision of the work and its trajectory. I decided to invest because, in my career, I love the process of caring for and encouraging the growth and development of someone or something. I believe the NYCE team is well positioned to create 100,000 new millionaires by 2030.

Invested $1,000 this round

Highlights

1. □ Market leader: Fastest real estate startup to sell $1M+ with Reg. CF in 2021
2. □ Investors own a micro-shares of a diversified real estate portfolio with $100
3. □ 2021 bootstrapped results: $250M+ AUM, $5.22M EBITDA
4. □ Tech: Launched NYCE’s investment app (“Robinhood of real estate” - Yahoo Finance)
5. □ Over 1.2M users across community members, subscribers and investors
6. □ 12-month liquidity via NYCE’s digital trading portal
7. □ As seen on Business Insider, Forbes, Entrepreneur, CBS, Yahoo Finance, CNBC and others
8. □ $450M+ active real estate developments

Our Team



Philip Michael CEO

As CEO of NYCE, Philip has built a $211M+ real estate portfolio and a 1.2M+ community of wealth-hackers. His mission is to create 100,000 millionaires by 2030.



Temaria Davis Chief Development Officer

Temaria is an entrepreneur, real estate developer and civil engineer. Her 22-year experience includes some of the largest multi-billion dollar developments in New York City.



Arif Nezami Head, Finance & Strategy

Arif is NYCE's chief financial analyst. He oversees new deal opportunities, as well as business strategy, product and tech integration.



Dmitriy Ishimbayev Assets & Compliance

Dmitriy is responsible for our filings and legal work for NYCE and its subsidiaries. He recently spearheaded the effort to list NYCE's TEMPLE I for live trading.



Vince Chang Director, Ops & Experience

A professional Twitch streamer, host and MC, Vince is NYCE's chief experience curator and responsible for planning virtual and physical events and experiences for our TRIBE.



Michael Hallett Construction Manager

Mike is president of PBDC and NYCE's development partner in Philadelphia. Mike and his team oversee the construction of NYCE's Northeast portfolio.

We want to create 100,000 millionaires from underserved communities by 2030.

In 2020, the pandemic created a downturn that wiped out $6 trillion in wealth in just days, kicking off fears of economic uncertainty—and highlighting a scary wealth gap.


In spite of $1.3 trillion in spending power, it will take more than four lifetimes to narrow the wealth gap between Black and White communities.
McKinsey & Company
The economic impact of closing the racial wealth gap
The Washington Post
Democracy Dies in Darkness
Made by History · Perspective
Why the racial wealth gap persists, more than 150 years after emancipation
When one system of economic oppression collapsed, new ones were created to fill the void.
The New York Times
Opinion
How to Close the Racial Wealth Gap
A new online calculator has a winner: Baby bonds.
By David Leonhardt
Opinion Columnist
Aug. 7, 2019
CNBC
Black, Hispanic Americans twice as likely as whites to need Covid stimulus checks just to 'get by': Survey
People wait in line outside a food distribution facility in the Harlem section of the Manhattan on January 27, 2021. Relying on a food bank is one of the top three emergency actions Americans have been forced to take during Covid, according to a new CNBC+Acorns Invest in You survey.

As a response, we opened up access to our **self-funded real estate portfolio**, hoping to be a beacon of hope and contribute to the reduction of the wealth gap in our own way.

Our overall mission was—and is—to create 100,000 millionaires of color by 2030, with a 36-month target to **reach $100M in assets under management** (AUM).

Instead, **we f*^%#% crushed that**, adding $478M to our real estate pipeline, acquired 1500+ luxury apartments ($211M+ AUM), and set a record as the fastest real estate company to sell $1M via. Reg CF. (A record we've since broken on this page.)


IN THE NEWS...
This real-estate influencer just closed on nearly $500 million in property deals with apartment developer LYND. Here's how it fits into a plan to create 100,000 millionaires of color by 2030.
Philip Michael Is a Real Estate Entrepreneur on a Mission
The young developer is building an app, an empire, and a following
NY firm with crowdfunding model opens first phase of 'Phillicon Valley' development near Temple
New Barcelona Signing Martin Braithwaite And His Uncle Just Broke Ground On Smart Home Project In Philadelphia
NYCE Completes $1M Raise For 'Robinhood Of Real Estate'
LYND and NYCE Partner on $478M in Crowdfunded Multifamily Deals
Investment tech won't solve systemic wealth gaps, but it's a good start
Exclusive: Sneak Peek Inside The 'Robinhood Of Real Estate' NYCE's Crowdfunding App REIFY
FC Barcelona star and business partner want to create 100,000 Black millionaires through real estate investing
NYCE Tops $1 Million Using Reg CF on Two Different Funding Portals – Republic and Wefunder
Barcelona controversially signed a 28-year-old Danish forward for $19 million, and promptly slapped him with a $324 million release clause
FC Barcelona Striker's Uncle Files For $50 Million IPO: 'We Want To Create 100,000 New Millionaires'

More importantly...

NYCE brought together/created thousands of first-time BIPOC investors during a pandemic!

They're even calling us the "Robinhood of real estate."

In addition, we've created technology to break down barriers to ownership to open up access to people of color—all colors—excluded from opportunity along the way.


NYCE. APP
REIFY.
Build your real estate portfolio for $100.
Get started
Invest in TMPL I Stocks
$100
Buy
TMPL I
$360,000.00
You own $1200.
Sell
Your portfolio is up by 0.02% ($0.22) today.
TMPL I
TMPL 2
MRCR
CLBRA

Why do we do this?

Our mission is simple. To give access to ownership to those that never had it.

In America, right now, there's a wealth gap between those who have and those who don't. As of today, median Black wealth is projected to drop to $0 by 2053 (and Hispanics aren't far behind).

The number one driver of this? Absence of real estate ownership in underserved communities.


WEALTH FACTS
FACT #1
10% of the population owns 89% of the economy.
FACT #2
88% of millionaires are self-made.
FACT #2
90% of millionaires are made from owning real estate.

Just holding real estate ALONE has created more millionaires than any other asset class. That's why we want to make real estate ownership accessible to ALL.

Not just the "accredited investors." Hence our 2030 mission. To normalize financial literacy and make **real estate ownership available to EVERYONE.**

TRACTION: What we've done so far...

Since our 2020 launch, we've helped create 6000+ first-time investors from marginalized communities, with as little as $79. And now $1 in TEMPLE I.


NYCE ASSETS
NYCE.
Investment App
Real Estate Portfolio
NYCE's TRIBE

In addition, we've become the **fastest real estate startup to sell $1M via Reg. CF.**, built a **$211M+ asset portfolio** along with a **1.2M+ strong community of wealth-hackers.**

And to this day, to retain control, **we haven't taken a single venture capital dollar.**

Yet, in just 12 months, we surpassed (and outpaced) heavily-VC backed fintechs across several growth metrics MOM and YOY, including user growth and active AUM.

(As a direct apples-to-apples comparison, DiversyFund raised capital in the pandemic at a $93.7M valuation with ~2860 users.)

Here's how we match up with some of our VC-backed peers...



NYCE: KPI HIGHLIGHTS
A HIGH-LEVEL BREAKDOWN OF THE TRACTION SINCE OUR 2020 LAUNCH.
$15.6M
2021 REVENUE
$211M
AUM
2.21X
PORTFOLIO RETURNS
33.5K/MONTH
COMMUNITY GROWTH
$0.21
CAC
1.2M+
TOTAL COMMUNITY
Finance Insider
New crowdfunding app from NYCE Companies, led by real-estate investment wunderkind @Philip_Michael, lets you invest in real-estate projects for as little as $100 with the chance for big returns



TRACTION: NYCE ASSETS VS. INDUSTRY
AUM/ACTIVE REAL ESTATE
$600M
$450M
$300M
$150M
$1M
$500M
$495M
$129M
$7.1M
AUM
DiversyFund
Tulsa
Fundrise
NYCE.
CAPITAL RAISED
$60M
$45M
$30M
$15M
$1M
$13.8M
$14M
N/A
DiversyFund
Tulsa
Fundrise
NYCE.

And our community growth vs. the industry...



TRACTION: BY COMPARISON
COMMUNITY GROWTH
20M
10M
1M
500K
100K
1K
17.7M
1M
1.2M
100K
2869
Public (U.S. only)
Robinhood (U.S.)
Fundrise (Global)
DiversyFund (Global)
NYCE (Global)
CAPITAL RAISED
$10B
$900M
$600M
$300M
$100M
$1M
$6.2B
$308.5M
$356.5M
$13.8M
N/A
Public
Robinhood
Fundrise
DiversyFund
NYCE
*The above figures reflect the traction at the latest known valuations per Crunchbase and/or offering materials from each company. Robinhood's figures represent their private figures leading up to their IPO debut.

NYCE: How it works...

NYCE investors can invest in the NYCE portfolio or in the eligible, individual properties **for as little as $100.**

With our **dedicated NYCE trading portal**, investors can buy and trade digital shares in eligible NYCE offerings with as little as $1 like the example below.

NOTE: The picture is for illustrative purposes only and does not reflect the actual trading value of TEMPLE I.


NYCE.
TEMPLE I
$250.00
12.00%
Yahoo Finance
"Think about how it is if you invest in Tesla or Amazon," NYCE App Founder @Philip_Michael says. "The rate of return is the same whether it's somebody that put in $100,000 or $100."
REAL ESTATE INVESTMENT IPO

What you'll co-own...

Upon listing NYCE on the platform, SAFEs convert to stock.

And you'll own a piece of the entire entity that owns the NYCE portfolio—including our $250M (as of 2022) active portfolio and **$450M+ pipeline of properties:**


MIAMI
SAN ANTONIO
PHILADELPHIA
PHILADELPHIA




CULEBRA

A traditionally illiquid asset class, NYCE's aim is to help investors have a pathway to liquidity. Per Reg. CF rules, investments become eligible for trading after 12 months.

Our aim is to give investors in this offering access to liquidity on our trading portal at the 12-month mark—a much quicker exit vs. the average 5-7 year holding for real estate.

Oh, by the way, we kinda blew up on social, too...


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|$250M+ investments... more
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WHY BILLIONAIRES DRIVE TOYOTAS & HONDAS...
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This also happened along the way...



Which we now leveraged into an exclusive wealth-building community called the TRIBE, our own personal hang-out spot for our investors, followers, and fellow wealth-hackers.

(Yes, Martin, Philip and friends are active in there.)

Anyway, back to the INVESTMENT!

We're doing a limited round this time to cap off an EPIC 2022 and continue to spread the love. THIS time around, we'll open up at an even lower minimum investment amount ($100) than last so more people can join.

Real estate is the number one driver of wealth...and wealth inequality

Just holding real estate ALONE has created more millionaires than any other asset class. That's why we want to make real estate ownership accessible to ALL.

Real estate vs. stock market: How real estate performs

Here's a chart that shows the strength of the real estate asset class over time—including four of the top publicly-traded landlords in the US vs. the broader market:



10-Year Total Return
First Industrial Realty Trust Inc Total Return
S&P 500 Total Return
Equinix Inc Total Return
Crown Castle International Corp Total Return
Extra Space Storage Inc Total Return
900.0%
719.4%
600.0%
428.4%
391.8%
308.3%
258.6%
0.00%
2014
2016
2018
2020
2022
The Motley Fool
May 11 2022, 3:17PM EDT. Powered by YCHARTS

For 2023 and beyond, we intend to break down the barriers of real estate ownership even further. Lower minimums (like $1 on TEMPLE I), more product, more access, more wealth.

NYCE 5-yearpro-forma financials

PRO-FORMA FINANCIALS					
NYCE COMPANIES					
INCOME					
Year	2023	2024	2025	2026	2027
Gross Rental Income	$27,700,000	$40,700,000	$53,700,000	$66,700,000	$79,700,000
Real Estate & Tech Fees	$6,200,000	$7,200,000	$8,200,000	$9,200,000	$10,200,000
Real Estate Carried Interest	$0	$0	$0	$7,563,280	$3,133,956
TOTAL REVENUES	$33,900,000	$47,900,000	$61,900,000	$83,463,280	$93,033,956
Assets Under Management	$412,000,000	$612,000,000	$812,000,000	$1,012,000,000	$1,212,000,000

The above chart contains forward projections which cannot be guaranteed.

More importantly, we want to give people of ALL backgrounds the opportunity to own the type of real estate the Blackstones and Blackrocks own.

Not just the "accredited investors." But EVERYONE.

With as little as $1.

Again, every decision we make is stress-tested against a very basic question:

"Does this bring us closer to 100,000 new millionaires by 2030?"

If so, then yes, we do it.

And here we are.

Downloads

NYCE HACKER HOUSE.pdf

NYCE GROUP MEDIA KIT.pdf